FORM 11-K

16004828

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR

❑ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________________ to ______________________________

Commission file number 00100035

Received SEC

JUN 23 2016

Washington, DC 20549

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Advanced Services, Inc. Employee Savings and Retirement Plan
6419 Shelby View Drive, Suite 110
Memphis, TN 38134-7634

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

(Advanced Services, Inc. Employee Savings and Retirement Plan)

Date_______June 16, 2016___

____
(Signature)*
Name: Phillip Harris
Title: CFO

**Print name and title of the signing official under the signature.*

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2015 and 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

December 31, 2015 and 2014

Table of Contents

[i] Schedules required by Form 5500 which are not applicable have not been included.

KPMG LLP
515 Broadway
Albany, NY 12207-2974

Report of Independent Registered Public Accounting Firm

Plan Administrator
Advanced Services, Inc. Employee Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of Advanced Services, Inc. Employee Savings and Retirement Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015, is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

KPMG LLP

Albany, New York
June 16, 2016

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
Statements of Net Assets Available for Plan Benefits

December 31, 2015 and 2014

	2015	2014
Assets:		
Investments at fair value (notes 3 and 4)	$ 7,745,486	$ 7,330,525
Notes receivable from participants	394,366	440,228
Employer contribution receivable	4,969	—
Employee contribution receivable	13,464	—
Accrued dividends and interest	11,248	12,450
Net assets available for plan benefits	$ 8,169,533	$ 7,783,203

See accompanying notes to financial statements.

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2015 and 2014

	2015	2014
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments	$ 105,430	$ 150,942
Dividend and interest income	137,885	145,372
	243,315	296,314
Interest on notes receivable from participants	14,506	17,782
Contributions:		
Employee	439,148	400,995
Employer	282,404	256,968
	721,552	657,963
Total additions	979,373	972,059
Deductions from net assets attributed to:		
Benefits paid to participants	584,550	593,792
Expenses and loan fees	8,493	4,547
Total deductions	593,043	598,339
Net increase	386,330	373,720
Net assets available for plan benefits at:		
Beginning of year	7,783,203	7,409,483
End of year	$ 8,169,533	$ 7,783,203

See accompanying notes to financial statements.

(1) Description of the Plan

The Advanced Services, Inc. Employee Savings and Retirement Plan (the "Plan") is a defined contribution plan sponsored by Advanced Services, Inc. (the "Company"), an affiliate of General Electric Company ("GE"). The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

In 2016, GE signed an agreement with Qingdau Haier Co., Ltd. for the sale of GE Appliances and its affiliates. Advanced Services, Inc. is an affiliate of GE Appliances.

Ascensus Trust Company (the "Trustee"), formerly Frontier Trust Company, is the Plan's custodian and trustee, and Mid-Atlantic Trust Company is the sub-custodian with respect to the GE Common Stock Fund and the Synchrony Stock Fund. Effective June 1, 2014, Frontier Trust Company changed its name to Ascensus Trust Company. Ascensus, Inc. ("Ascensus") is the recordkeeper for the Plan. Evercore Trust Company, N.A. ("Evercore") is the independent fiduciary and investment manager for the Synchrony Stock Fund.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the Advanced Services, Inc. Employee Savings and Retirement Plan Document. Information concerning the Plan, including benefits and vesting provisions, is also included in the Summary Plan Description ("SPD") and other material distributed to participants.

Employee Contributions and Investment Options

Participants are permitted to allocate their account balances in increments of 1% to one or more of the following investment options:

(a) GE Common Stock Fund – This fund is invested primarily in GE common stock, with the remainder held in cash or cash equivalents to provide for the GE Common Stock Fund's estimated liquidity needs.

(b) GE Institutional Money Market Fund – This fund managed by GE Asset Management Incorporated ("GEAM") seeks a high level of current income consistent with the preservation of capital and maintenance of liquidity by investing primarily in short-term, U.S. dollar denominated money market instruments. This fund was an investment option through June 26, 2014.

(c) GE Institutional Income Fund – This fund managed by GEAM seeks a high interest rate of return over a long-term period consistent with the preservation of capital by investing at least 80% of its net assets in debt securities.

(d) GE Institutional International Equity Fund – This fund managed by GEAM seeks long-term growth of capital by investing at least 80% of its net assets in equity securities, such as common and preferred stocks. The fund invests primarily in companies in both developed and emerging market countries outside the United States.

(e) GE Institutional U.S. Equity Fund – This fund managed by GEAM seeks long-term growth of capital and income by investing at least 80% of its net assets in equity securities of U.S. companies, such as common and preferred stock.

(f) GE Institutional Premier Growth Equity Fund – This fund managed by GEAM seeks long-term growth of capital and future income by investing at least 80% of its net assets in equity securities, such as common and preferred stocks. The fund invests primarily in a limited number of large- and medium-sized companies (meaning companies with a market capitalization of $2 billion or more) that the portfolio manager believes have above-average growth histories and/or growth potential.

(g) American Century One Choice Funds - These funds primarily invest in underlying equity securities such as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The funds may invest in various short-term investments, including money market instruments.

The American Century One Choice Portfolios are "fund of funds" meaning that each American Century One Choice Portfolio seeks to achieve its objective by investing in other American Century mutual funds ("underlying funds") that represent a variety of asset classes and investment styles. Each American Century One Choice Portfolio's asset mix is intended to diversify among stocks, bonds and cash equivalents.

The three American Century One Choice Portfolio funds include the following:

American Century One Choice Portfolio: Aggressive
American Century One Choice Portfolio: Moderate
American Century One Choice Portfolio: Conservative

(h) Synchrony Stock Fund - The Synchrony Stock Fund was established on November 24, 2015 as a temporary investment option in connection with GE's one-time offer in 2015 to exchange shares of Synchrony Financial common stock for shares of GE common stock. The Synchrony Stock Fund is expected to invest at least 95% of its assets in Synchrony Financial common stock, with the remainder held in cash or cash equivalents to provide for the Synchrony Stock Fund's estimated liquidity needs. This Fund is closed to new investments and the terms of the Plan require that the Synchrony Stock Fund be liquidated as soon as reasonably practicable following the one-year anniversary of its establishment. Upon liquidation, the Synchrony Stock Fund will be eliminated.

(i) JP Morgan U.S. Government Money Market Fund – This fund seeks high current income with liquidity and stability of principal. It invests exclusively in high-quality, short-term securities that are issued or guaranteed by the U.S. government or by U.S. government agencies and instrumentalities. This fund became an investment option on June 26, 2014.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies ("mutual funds") are made available to participants.

Participants may elect to defer up to 70% of their eligible compensation, on a pre-tax basis, subject to limitations imposed by law. Participants may also contribute amounts as "rollover" provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

The United States Internal Revenue Code ("IRC") limits the amount of pre-tax contributions that can be made each year. The limit for participants under age 50 was generally $18,000 and $17,500 in 2015 and 2014, respectively. For participants who were at least age 50 during the year, the limit was generally $24,000 and $23,000 in 2015 and 2014, respectively.

Employer Contributions

The Company contributes as a Safe-Harbor Company Matching Contribution, an amount equal to 100% of the participants' contributions up to the first 3% of such participant's compensation plus 50% of participants' contributions up to the next 2% of such participant's compensation.

The Company may make discretionary profit sharing contributions to the Plan on a pro-rata compensation basis. There were no profit sharing contributions in 2015 and 2014.

Vesting

Prior to January 1, 2008, employer contributions were vested based on a schedule. Employees who terminated prior to January 1, 2008 are subject to the vesting schedule. Under current provisions, participants are immediately fully vested in their contributions as well as the Company's contributions to the Plan and earnings thereon.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of (a) employer matching contributions and employer profit sharing contributions, as applicable, and (b) investment results. The benefit to which a participant is entitled is the value of the participant's vested account.

Notes Receivable from Participants

The Plan permits participants, under certain circumstances, to borrow a minimum of $1,000 from their participant accounts. Subject to certain IRC and Plan limits, a participant may not borrow more than the lesser of $50,000 minus the highest outstanding balance of loans from any plan sponsored by the Company, GE or any of its affiliates during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The term of any loan is up to 4.5 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 10 years may be permissible. Loans are secured by the remaining balance in the participant's account. The interest rate applicable to participant notes receivable is 1% above the prime interest rate in effect as of the last business day before the loan is requested. Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other methods as may be required. Participants may repay the principal amount with written notice and without penalty.

In the event of a loan default, the amount of the outstanding balance will be reported to the Internal Revenue Service in the year of default as ordinary income.

Payment of Benefits

Withdrawals while the participant is employed by the Company are limited. Generally, before-tax participant contributions and Company contributions may not be withdrawn while participants are employed by the Company prior to age 59½. Company contributions may be withdrawn while a participant is employed by the Company after age 59½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of the participant's before-tax contributions, excluding earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw any rollover contributions and take any nontaxable loans permitted. A participant who makes a hardship withdrawal will be suspended from making contributions to the Plan for six months after the hardship distribution.

On termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or a direct rollover.

Plan Termination and Amendment

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant's interest will be payable in full according to Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.

Administrative and Investment Advisory Costs

Expenses related to the administration of the Plan, including recordkeeping expenses and Trustee's fees, are liabilities of the Plan. However, the Company may choose to pay these expenses (see note 2(f)). For the registered investment companies and the money market fund, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation in the fair value of investments on the statement of changes in net assets available for plan benefits.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b) Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

(c) Fair Value Measurements

For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

When available, quoted market prices are used to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities include GE common stock, Synchrony Financial common stock, registered investment companies, short-term investments and interest-bearing cash.

See note 4 for additional information.

(d) Notes Receivable from Participants

Loans to participants are recorded at the outstanding principal balance plus accrued interest.

(e) Payment of Benefits

Benefit payments are recorded when paid to participants.

(f) Expenses

Substantially all expenses related to administration of the Plan are paid by the Company or out of the Plan's forfeiture account at the discretion of the Plan sponsor, with the exception of the Plan's loan expenses, which are paid by the Plan's Trustee out of the respective participant's investment fund's assets.

(g) Management Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(3) Investments

The fair values of the Plan's investments at December 31, 2015 and 2014 follow.

	2015	2014
Common stock	$ 1,352,137	$ 1,085,473
Registered investment companies	5,427,151	5,373,340
Short-term investments	879,030	870,909
Interest-bearing cash	87,168	803
Total investments at fair value	$ 7,745,486	$ 7,330,525

(4) Fair Value Measurements

The Plan's investments measured at fair value on a recurring basis at December 31, 2015 follow.

	Level 1	Level 2	Level 3	Total
Common stock	$ 1,352,137	$ —	$ —	$ 1,352,137
Registered investment companies	5,427,151	—	—	5,427,151
Short-term investments	879,030	—	—	879,030
Interest-bearing cash	87,168	—	—	87,168
Total investments at fair value	$ 7,745,486	$ —	$ —	$ 7,745,486

The Plan's investments measured at fair value on a recurring basis at December 31, 2014 follow.

	Level 1	Level 2	Level 3	Total
Common stock	$ 1,085,473	$ —	$ —	$ 1,085,473
Registered investment companies	5,373,340	—	—	5,373,340
Short-term investments	870,909	—	—	870,909
Interest-bearing cash	803	—	—	803
Total investments at fair value	$ 7,330,525	$ —	$ —	$ 7,330,525

Transfers in and out of levels are considered to occur at the beginning of the period. There were no transfers during 2015 or 2014.

As discussed in Note 1(a) and Note 1(h), respectively, the GE Common Stock Fund and the Synchrony Stock Fund are unitized funds that consist of GE common stock and Synchrony Financial common stock with a small portion of the fund held in cash or other short-term investments which are assets of the Plan. All are included in the fair value measurements table as Level 1 investments.

(5) Risk and Uncertainties

The Plan offers a number of investment options including the GE Common Stock Fund, the Synchrony Stock Fund, and a variety of investment funds, consisting of registered investment companies and a money market fund. The registered investment companies invest in U.S. equities, international equities and fixed income securities. Investment securities in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the statements of net assets available for plan benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across multiple participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund and the Synchrony Stock Fund, each of which primarily invests in a single security.

(6) Related Party Transactions (Parties in Interest)

Certain investments of the Plan are shares of registered investment companies that are advised by GEAM and distributed by GE Investment Distributors, Inc. GEAM provides investment advisory services for certain investments in the Plan. Other investments in the Plan are investment funds comprised of shares of common stock issued by GE or issued by Synchrony Financial.

Certain fees paid to related parties for services to the Plan were paid by the Plan. Registered investment company and money market fund operating expenses, which include expenses paid to GEAM, reduce the respective fund's assets and are reflected in the fund's share/unit price and dividends.

In addition to the recordkeepers, trustees and custodians of the Plan, which are mentioned in note 1, KPMG LLP, the auditor of the Plan's financial statements is also a party in interest as defined by ERISA.

(7) Tax Status

The Internal Revenue Service has notified the Company by a letter dated December 20, 2010, that the Plan is qualified under the appropriate sections of the IRC and that the related trust is tax-exempt. The Plan was amended and restated in December 2015 as a volume submitter plan. The Plan was submitted to the Internal Revenue Service for a favorable determination letter on April 25, 2016.

Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's counsel believe that the Plan's current design and operations comply in all material respects with the applicable requirements of the IRC, and that the letter remains valid.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) of the Plan if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. For the years ended December 31, 2015 and 2014, the Plan has not recognized a tax liability (or asset) related to uncertain tax positions.

The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

(8) Subsequent Events

Subsequent events after the statement of net assets available for plan benefits date through June 16, 2016, the date that the financial statements were issued, have been evaluated in the preparation of these financial statements.

On March 30, 2016, GE and State Street Corporation announced an agreement for State Street to acquire GEAM. The investment objectives and policies of the funds will not change as a result of this transaction.

(9) Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments per the Form 5500 instructions.

A reconciliation of total investments per the financial statements at December 31, 2015 and 2014 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2015	2014
Total investments at fair value per financial statements	$ 7,745,486	$ 7,330,525
Notes receivable from participants	394,366	440,228
Total investments per Form 5500	$ 8,139,852	$ 7,770,753

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2015

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Current value**
*	GE Common Stock	Common stock, 43,296 shares	$ 1,348,670
*	Synchrony Financial Common Stock	Common stock, 114 shares	3,467
*	GE Institutional Income Fund	Registered investment company, 92,091 shares	852,760
*	GE Institutional International Equity Fund	Registered investment company, 51,525 shares	605,424
*	GE Institutional U.S. Equity Fund	Registered investment company, 145,668 shares	1,836,875
*	GE Institutional Premier Growth Equity Fund	Registered investment company, 29,967 shares	406,646
	American Century One Choice Portfolio: Aggressive	Registered investment company, 28,764 shares	411,903
	American Century One Choice Portfolio: Moderate	Registered investment company, 82,145 shares	1,133,596
	American Century One Choice Portfolio: Conservative	Registered investment company, 14,430 shares	179,947
	JP Morgan U.S. Government Money Market Fund	Short-term investments, 879,030 shares	879,030
*	Mid-Atlantic Capital Group	Interest-bearing cash	87,168
	Total investments at current value		7,745,486
*	Notes receivable from participants (129 loans with interest rates from 4.25% to 6.00% from 1 month to 8 years)		394,366
	Total Assets (Held at End of Year)		$ 8,139,852

* Party in interest as defined by ERISA.
** Cost omitted for participant directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

KPMG LLP
515 Broadway
Albany, NY 12207-2974

Consent of Independent Registered Public Accounting Firm

Advanced Services, Inc. Employee Savings and Retirement Plan:

We consent to the incorporation by reference in the registration statements (Nos. 333-74415, 333-155587 and 333-158069) on Forms S-8 of the General Electric Company of our report dated June 16, 2016, with respect to the statements of net assets available for plan benefits of Advanced Services, Inc. Employee Savings and Retirement Plan as of December 31, 2015 and 2014, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 11-K of Advanced Services, Inc. Employee Savings and Retirement Plan.

KPMG LLP

Albany, New York
June 16, 2016